

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 04, 2011

<u>Via Facsimile</u>
Mr. Lindsay A. Hall
Chief Financial Officer
Goldcorp Inc.
666 Burrard Street, Suite 3400
Vancouver, BC V6C 2X8

> **Re: Goldcorp Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 001-12970**

Dear Mr. Hall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General Development of the Business page 6

1. We note you have identified five properties that are material to your company. Please tell us about the criteria you use to determine if a property is material to Goldcorp Incorporated.

Ore Reserve/Mineral Reserve Estimates page 17

2. For each of your mineral reserves and mineral resources disclosed in this section of your filing, please provide as supplemental information the material information associated with the reserve or resource as required by Rule 12b-4 of the Exchange Act. This information should include the name of the individual responsible for the reserve, the commodity prices, metallurgical recovery rate, the cut-off grade, and the technical report associated with the reserve. In addition, please tell us why you have made the decision not to include this information in your annual report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant